

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Robert C. Sims
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re: Crossroads Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 22, 2011**
> **File No. 333-172792**

Dear Mr. Sims:

We have reviewed your registration statement and response letter dated June 22, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated June 7, 2011.

Financial Statements for the Six Months Ended April 30, 2011

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Multiple Element Arrangements, page F-6

1.   We note from your response to prior comment 5 that you currently determine the best estimate of selling price based on VSOE for <u>all</u> your products and arrangements. Please explain further how you are able to reasonably determine VSOE for all your products considering that prior to the adoption of ASU 2010-13 and 2010-14, you relied on the residual method to account for your software products as indicated on page F-19.

2.   We note that your policy disclosures outline the hierarchy you will use in your revenue recognition processes, however, you should revise such disclosures to clarify which methodologies you are actually using to account for your multiple-element arrangements.

Financial Statements for the Years Ended October 31, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Product Revenue – Software, page F-19

3.   We note your response to prior comments 6 and 7 where you indicate that the company analyzed 100% of your U.S. contracts and 20% of your foreign contracts in your determination of VSOE for your PCS services. Please clarify, for us, whether the majority of the outliers in your analysis (i.e. the 13% of the contracts that did not fall within the "typical" range of 12% to 18%) were from your foreign contracts. Also, tell us whether you pricing practices vary based on geographic location and explain further what consideration you give to customer location when establishing VSOE of fair value for your PCS services.

4.   We note your response to prior comment 8. When a customer enters into an arrangement that includes both software product and a three-year support service contract, tell us if they pay for all three-years of support services up-front or whether you charge for the first year of service up-front and then each year thereafter at the anniversary date. If the former is the case, then please clarify, for us, the amount that you initially defer for support services. For instance, tell us if you defer, for example, 15% or 45% (15% for each of the three-years in the contract term).

5.   Revise the disclosures in the Notes to your audited financial statements to clarify how you determine VSOE for your PCS services, similar to the revisions you made in your interim period footnote disclosures.

Royalty and Other Revenue, page F-19

6.   With regards to the information provided in your response to prior comment 9, please explain further the following:

- Clarify that the amounts provided for revenue earned from IP Patent Agreements represent agreements entered into as a result of patent infringement settlements;
- Explain further the methodologies used for allocating the total arrangement fee amongst the various elements. For instance, you indicate that you use past shipment data to allocate revenue to past periods, but it is unclear how you value such amounts. Also, it is unclear how you value the release of legal liability element or how you determined the settlement portion of these agreements; and
- Explain further why you believe recognizing the amounts allocated to past usage as revenue versus other operating income is appropriate. Also, tell us the amounts for past usage included in your historical revenue for each period presented.

Note 9. Commitments and Contingencies

Legal Proceedings, page F-26

7. Please tell us the nature of any pending litigation and how your accounting for such contingencies satisfies the requirements of ASC 450. Also, your statement that the "ultimate disposition" will not be material is unclear. For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else. Please revise your disclosures to clarify. In addition, if the there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose the estimated additional loss or range of loss; or if true, state that the estimate of the additional loss or range of loss is immaterial; or state that such an estimate cannot be made. We refer you to ASC 450-20-50.

   You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462, with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Douglas M. Berman
        Hunton & Williams LLP